UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                    Guggenheim Enhanced Ultra-Short Bond ETF
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              EXCHANGE-TRADED FUND
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   18383M654
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  MARCH 31, 2014
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Cusip No. 18383M654

1.  NAME OF REPORTING PERSON
    Astor Investment Management LLC 61-1724789

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [ ]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Illinois

NUMBER OF                5.  SOLE VOTING POWER                          500,308
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                              0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                     508,605
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER                         0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    593,098

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    4.3%

12. TYPE OF REPORTING PERSON
    IA


Schedule 13G Additional Information

Item 1.

    (a)  Name of Issuer
         Guggenheim Enhanced Ultra-Short Bond ETF

    (b)  Address of Issuer's Principal Executive Offices
	 2455 Corporate West Drive
	 Lisle, IL  60532

Item 2.

    (a)  Name of Person Filing
         Astor Investment Management LLC

    (b) Address of Principal Business Office for Each of the Above 111 S Wacker Drive, Suite 3950
         Chicago, IL 60606

    (c)  Citizenship
         Illinois

    (d)  Title of  Class of  Securities
         Exchange-Traded Fund

    (e)  CUSIP Number
         18383M654

3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) [ ] Broker of dealer registered under section 15 of the Act (15 U.S.C.
            78o).
    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
    (e) [X] An investment advisor in accordance with 240.13d-1(b)(1)(ii)(E);
    (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
    (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investement Company Act of 1940 (15 U.S.C. 80a-3);
    (j) [ ] Group, in accordance with 240.13d-1(b)(ii)(J).

4.  Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:                                       508,605

    (b) Percent of class:                                                   4.3%

    (c) Number of shares as to which such person has:
        (i)   Sole power to vote or to direct the vote                   500,308
        (ii)  Shared power to vote or to direct the vote                       0
        (iii) Sole power to dispose or to direct the disposition of      508,605
        (iv)  Shared power to dispose or to direct the disposition of          0

5.  Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

6.  Ownership of More than Five Percent on Behalf of Another Person.

    Securities reported on this Schedule 13G as being beneficially owned are held on behalf of investment advisory clients, which may included investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institution and/or individual clients.

7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

    Not applicable.

8.  Identification and Classification of Members of the Group

    Not applicable.

9.  Notice of Dissolution of  Group

    Not applicable.

10. Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       Date 4/07/2014
                                                   -----------------------
                                                            Date

                                                       /s/Matthew Mohlman
                                                   -----------------------
                                                          Signature

                                                             CCO
                                                   -----------------------
                                                          Name/Title